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                                                                      Exhibit 99

                              CAUTIONARY STATEMENT

     The statements contained in this Form 10-Q include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). When used in this Form 10-Q in filings by the Company with the Securities and Exchange Commission, in the Company's press releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of an executive officer of the Company, the words or phrases "expects," "believes," "anticipates," "intends," "will likely result," "estimates," "projects," or similar expressions and variations thereof are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may have a material adverse effect on the business, results of operations, financial condition or prospects, financial or other, of the Company and may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements.

     The following discussion contains cautionary statements regarding the Company's business and results of operations that investors and others should consider. This discussion is intended to take advantage of the "safe harbor" provisions of the PSLRA.

EARLY STAGE OF COMMERCIALIZATION; LIMITED RELEVANT OPERATING HISTORY

         The Company was founded in 1990 and until 1995 was engaged primarily in the research, development and testing of, and the development of manufacturing capabilities for, the IRMA(R) (Immediate Response Mobile Analysis) System and the Paratrend(R) 7. Marketing efforts began for both products during 1994. The Company has limited operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the evolving, heavilyregulated medical device industry, which is characterized by an increasing number of entrants, intense competition and a high failure rate.

ABSENCE OF PROFITABILITY; ANTICIPATED FUTURE LOSSES

         The Company has only recently begun to generate revenues and has incurred net operating losses since its inception. Net losses for the years ended December 31, 1997, 1996 and 1995 were approximately $21,037,000, $23,575,000 and $23,046,000, respectively. The Company had an accumulated deficit of approximately $115,155,000 at September 30, 1998. The Company expects to incur substantial net operating losses at least through 1999. There is no assurance that the Company will ever generate substantial revenues or achieve profitability.

NEW TECHNOLOGY; UNCERTAIN MARKET ACCEPTANCE

         The Company's success is dependent upon acceptance of its products by the medical community as reliable, accurate and cost-effective. Because the products are point of care blood testing and monitoring devices, they represent a new practice in the analysis of blood analytes. Critical or stat blood testing is currently performed primarily by central and stat laboratories of hospitals or by independent commercial laboratories, rather than at the point of care. Although professional awareness of point of care blood testing is increasing, most acute care hospitals have already installed costly benchtop blood testing instruments for use in their central and stat laboratories and may be reluctant to change standard operating procedures for performing blood analysis or incur additional capital expenditures for new blood analysis equipment. In addition, the limited number of analytes that can be analyzed on the products may cause certain hospitals not to consider them. The Company is unable to predict how quickly, if at all, the products will be accepted by members of the medical community or, if accepted, what the utilization of disposable cartridges and sensors may be. Therefore, the Company is unable to provide any assurance as to sales volume of the products or the related disposable cartridges and sensors.
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FUTURE ADDITIONAL CAPITAL REQUIREMENTS

         The Company expects that its existing capital resources, future proceeds of up to $5 million at the Company's option from a put option and stock purchase agreement with Johnson & Johnson Development Corporation, and its $1 million receivable based credit line, supplemented with warrant and stock option exercises, capital equipment financing of approximately $1 million per year, and funding from additional potential corporate alliances, should enable the Company to maintain its current and planned operations through 1999. Nonetheless, the Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products, the level of resources devoted to expanding the Company's marketing organization and manufacturing capabilities, the Company's research and development activities, the availability of financing for capital acquisitions and other factors. The timing and amount of such capital requirements cannot accurately be predicted. If capital requirements vary materially from those currently planned, the Company will require additional capital. The Company has no commitments for any additional financing, and no assurance exists that any such commitments can be obtained on favorable terms, if at all. Any additional equity financings may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. The Company is also pursuing additional corporate strategic alliances. Such alliances may require the Company to relinquish rights to certain of its technologies, products or marketing territories.

HIGHLY COMPETITIVE MARKETS; RISK OF TECHNOLOGICAL OBSOLESCENCE

         The medical technology industry is characterized by rapidly evolving technology and intense competition. The Company is aware of one other commercially available hand-held point of care blood analysis system, which is manufactured and marketed by i-STAT Corporation. The Company expects that manufacturers of central and stat laboratory testing equipment will also compete to maintain their revenues and market share. Many of the companies in the medical technology industry and manufacturers of central and stat laboratory equipment have substantially greater capital resources, research and development staffs and facilities than the Company. Such entities have developed, may be developing or could in the future attempt to develop additional products competitive with the Company's. Many of these companies also have substantially greater experience than the Company in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing, and may therefore represent significant competition. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. Although the Company believes that its products may offer certain technological advantages over its competitors' currently-marketed products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share relative to later entrants. The Company's product pricing is competitive with other point of care suppliers and is, in general, slightly higher than prices of existing high volume central and near patient labs operating near capacity, which lack the convenience and turnaround time of point of care testing. In the future, the Company may experience competitive pricing pressures that may adversely affect unit prices and sales levels.

LIMITED MANUFACTURING EXPERIENCE

         The Company must manufacture its products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. The products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. The Company has limited experience producing in large commercial quantities. Although the Company believes that, based on its manufacturing experience to date, it will be able to achieve and maintain product accuracy and reliability when producing in the quantities required for profitable operations, on a timely basis and at an acceptable cost, there can be no assurance that it will be able to do so. Also, product design changes, equipment failures, manufacturing process changes and employee turnover may disrupt existing operations and impact sales. The instruments are manufactured for the Company by outside vendors, and there can be no assurance that such vendors will be able to provide the Company with a sufficient quantity to meet the Company's needs.
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DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

         The Company's success will depend in part on its ability to obtain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involves complex legal and factual questions and, therefore, may be highly uncertain. No assurance can be given that any patents under pending patent applications or any future patent applications will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership to the patents and other proprietary rights held by the Company. Furthermore, there can be no assurance that others have not developed or will not develop similar products, duplicate any of the Company's products or, if patents are issued to the Company, design around such patents. In addition, whether or not the Company's patents are issued, others may hold or receive patents which contain claims having a scope that covers products developed by the Company. The Company also relies upon unpatented trade secrets to protect its proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent techniques or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect meaningful rights to such unpatented proprietary technology.

RISK OF PATENT LITIGATION

         There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. An adverse determination in any such litigation could subject the Company to significant liabilities to third parties, could require the Company to seek licenses from third parties and could prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is not currently a party to any patent litigation.

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

         The success of the Company and of its business strategy is dependent in large part on the ability of the Company to attract and retain key management and operating personnel (i.e. Company officers; manufacturing, research and development, sales, marketing and administrative management; scientists and engineers; and sales professionals). Such individuals are in high demand and are often subject to competing offers. In addition, the Company will have an ongoing need to expand its management personnel and support staff. The loss of the services of one or more members of the management group or the inability to hire additional personnel as needed may have an adverse effect on the Company. The Company maintains employment agreements with senior management and life insurance coverage on its Chief Executive Officer.

UNCERTAINTY OF GOVERNMENT HEALTH CARE POLICY AND FUTURE REIMBURSEMENT

         The willingness of hospitals to purchase the Company's products may depend on the extent to which hospitals limit capital expenditures due to cost reimbursement regulations, including regulations promulgated by the Health Care Financing Administration, and general uncertainty relating to government health care policy. In addition, sales volumes and prices of the Company's products in certain markets will be dependent in part on the level of availability of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. There can be no assurance that current reimbursement amounts, if any, will not be decreased in the future, and that any such decrease will not reduce the demand for or the price of the Company's products. Any health care reform measures adopted by the federal government could adversely affect the price of medical devices in the United States or the amount of reimbursement available, and consequently could be adverse to the Company. No prediction can be made as to the outcome of any reform initiatives or their impact on the Company.
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GOVERNMENT REGULATION AND NEW PRODUCT DEVELOPMENT

         Human diagnostic products are subject, prior to clearance for marketing, to rigorous pre-clinical and clinical testing mandated by the United States Food and Drug Administration (the "FDA") and comparable agencies in other countries and, to a lesser extent, by state regulatory authorities. The Company has obtained pre-market notification clearances under Section 510(k) ("Section 501(k)") of the Food, Drug and Cosmetic Act (the "FDC Act") to market the IRMA SL System to test blood gases, electrolytes (i.e., inorganic compounds including sodium, potassium, chloride, and ionized calcium), blood urea nitrogen ("BUN") and hematocrit (i.e., ratio of red blood cells) in whole blood in hospital laboratories and at the point of care and the Paratrend 7 and Paratrend 7+ to monitor blood gases and temperature. In early 1998 additional pre-market notifications were obtained for the addition of glucose testing capability to the IRMA SL System, and Neotrend for blood gas monitoring of critically ill neonates. A 510(k) clearance is subject to continual review and later discovery of previously unknown problems may result in restrictions on the product's marketing or withdrawal of the product from the market. The Company's long-term business strategy includes development of cartridges and sensors for performing additional blood and tissue chemistry tests, and any such additional tests will be subject to the same regulatory process. No assurance can be given that the Company will be able to develop such additional products or uses on a timely basis, if at all, or that the necessary clearances for such products and uses will be obtained by the Company on a timely basis or at all, or that the Company will not be subjected to a more extensive prefiling testing and FDA approval process. The Company also plans to market its products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Manufacturing facilities are also subject to FDA inspection on a periodic basis and the Company and its contract manufacturers must demonstrate compliance with current Good Manufacturing Practices promulgated by the FDA. The Company will be required to expend time, resources and effort in the areas of production and quality control to ensure full technical compliance. If violations of the applicable regulations are noted during FDA inspections of the Company's manufacturing facilities or the manufacturing facilities of its contract manufacturers, the continued marketing of the Company's products may be adversely affected.

EFFECT OF CLINICAL LABORATORY IMPROVEMENT ACT OF 1988

         The Company's products are affected by the Clinical Laboratory Improvement Amendment of 1988 ("CLIA") which has been implemented by the FDA. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood chemistry tests to meet specified standards in the areas of personnel qualification, administration, participation in proficiency testing, patient test management, quality control, quality assurance and inspections. The regulations have established three levels of regulatory control based on test complexity - "waived," "moderate complexity" and "high complexity." Although the tests performed by the products have been categorized as moderate complexity tests, there can be no assurance that they will continue to be so categorized. Personnel standards for high complexity tests are more rigorous than those for moderate complexity tests, requiring that testing personnel have more education and experience than personnel conducting moderate complexity tests. Any recategorization of the tests performed by the Company's products as high complexity tests could affect the Company's ability to successfully market them. As a result of the CLIA requirements, hospitals may be discouraged from expanding point of care analysis and previously unregulated testing markets, including physician office laboratories and small volume test sites, and may be dissuaded from initiating, continuing or expanding patient testing. There can be no assurance that the CLIA regulations or future administrative interpretations of CLIA or various state regulations requiring licensed technicians to operate point of care devices will not have a material adverse effect on the Company.

PRODUCT LIABILITY RISK; NO ASSURANCE INSURANCE IS ADEQUATE

         The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects to a patient. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $2,000,000. The Company also carries umbrella liability insurance which provides coverage up to $10,000,000. There can be no assurance that liability claims will not exceed the coverage limits of such policies or that such insurance will continue to be available on commercially
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reasonable terms or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company.

DEPENDENCE ON CONTRACT MANUFACTURERS AND SUPPLIERS

         The Company's instruments, both monitors and IRMA analyzers, are manufactured for the Company by single vendors, generally from off-the-shelf components. A few components are supplied by a single source and manufactured to the Company's specifications. Although the Company believes that it could find alternative vendors, any interruption in supply could have a material adverse effect on the Company. Although the Company believes that alternative sources for key components are available, any interruption in supply of these components could have a material adverse effect on the Company's ability to manufacture its products.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

         A significant portion of the Company's sales are international. Doing business outside of the United States is subject to various risks. Changes in overseas economic and political conditions, currency exchange rate fluctuations, foreign tax laws or tariffs or other trade regulations could have a material adverse effect on the Company's ability to market its products internationally and therefore on its business, financial condition and results of operations. The Company's business is also expected to subject it and its representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or the Company's products are sold. The Company may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. The regulation of medical devices in a number of such jurisdictions, particularly in the European Union, continues to develop and there can be no assurance that new laws or regulations will not have an adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. The Company has no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, may be unable to alter its business practices in time to avoid the adverse effect of any such changes.

         The Company markets a majority of its products through distributors in international markets, subject to receipt of required foreign regulatory approvals. There can be no assurance that international distributors for the Company's products will devote adequate resources to selling its products.

CONTROL BY EXISTING SHAREHOLDERS

         As of September 30, 1998, directors, executive officers and principal shareholders of the Company, and certain of their affiliates, owned beneficially approximately 43% of the Company's outstanding Common Stock, assuming all vested stock options, stock purchase warrants and convertible debt held by this group are exercised or converted in accordance with the terms thereof. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, adopting or amending provisions in the Company's Articles of Incorporation and Bylaws and approving certain mergers or other similar transactions, such as sales of substantially all of the Company's assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE IN THE PUBLIC MARKET

         The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded medical device companies have in the past been, and can in the future be expected to be, especially volatile. Announcements of technological innovations or new products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, regulatory developments and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock. Sales of Common Stock in the public market could adversely affect prevailing market prices.
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POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF MINNESOTA LAW

         The Board of Directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of Minnesota law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

NO DIVIDENDS

         The Company has never paid or declared a dividend on its capital stock and does not anticipate doing so for the foreseeable future.

YEAR 2000 COMPLIANCE

         The Company is addressing the issues associated with computing difficulties that may affect existing computer systems as a result of programming code malfunction in distinguishing 21st century dates from 20th century dates (the "Year 2000" issue). The Company has identified teams to review its products; its internal financial, manufacturing and other process control systems; and its interface with major customers and suppliers in order to assess and remediate Year 2000 issues.

         Based upon its assessments to date, the Company believes it will not experience any material disruption in its operations as a result of Year 2000 problems. However, if major suppliers, including those providing component parts, electricity, communications and transportation services, experience difficulties resulting in disruption of critical supplies or services to the Company, a shutdown of the Company's operations could occur for the duration of the disruption. The Company is working on minimizing component supply risk by evaluating alternative suppliers in cases where it is single-sourced, with completion of this evaluation expected by June 1999. The Company has not yet developed a contingency plan to provide for continuity of normal business operations in the event the other described problem scenarios arise, but it will assess the need to develop such a plan based upon the outcome of compliance areas currently under review, and the results of remaining survey feedback from its major suppliers. Assuming no major disruption in service from critical third party providers, the Company believes that it will be able to manage the Year 2000 transition without any material effect on the Company's results of operations or financial position.